June 4, 2002 - Cobalt Corporation Announces Completion
            of $50.8 Million Sale of American Medical Security Stock

(Milwaukee, Wis.) - Cobalt Corporation (NYSE: CBZ) announced today that it has closed a public offering of 3,001,500 shares of American Medical Security Group (NYSE:AMZ) stock, resulting in proceeds of $50,845,410. The sale includes the exercise of the underwriters' over-allotment option.

Cobalt Corporation, through its wholly owned subsidiary, Blue Cross & Blue Shield United of Wisconsin, owned 4,909,525 shares, or approximately 39 percent, of the outstanding AMZ shares prior to the closing of the sale. Following the sale of shares, Cobalt's holding is reduced to 1,908,025, or approximately 15 percent of the 12,590,166 outstanding AMZ shares. The stock was priced to the public at $18 a share. Cobalt realized a pre-tax gain on the sale of approximately $10 million after expenses and underwriting discounts.

As a result of Cobalt's ownership in AMZ going below 20 percent, AMZ earnings will no longer be reported in Cobalt's statement of operations. Changes in the market value of the AMZ shares will be reflected directly as adjustments to Cobalt's shareholder equity.

Thomas R. Hefty, chairman and CEO of Cobalt Corporation, said the move was part of the orderly reduction in AMZ holdings to allow Cobalt Corporation to focus on its core health insurance business.

Cobalt Corporation is the Blue Cross and Blue Shield licensee for the state of Wisconsin. It is one of the leading, publicly traded health care companies in the nation, offering a diverse portfolio of complementary insurance and managed care products to employer, individual, insurer and government customers. Headquartered in Milwaukee and formed by the combination of Blue Cross & Blue Shield United of Wisconsin and United Wisconsin Services, Inc., Cobalt Corporation serves 1.2 million lives in 50 states.

American Medical Security Group, through its operating subsidiaries, markets health care benefits and insurance products to small businesses, families and individuals. Insurance products of American Medical Security Group are underwritten by United Wisconsin Life Insurance Company. The company serves customers nationwide through partnerships with professional, independent agents and quality health care providers. It provides medical and dental coverage for 557,716 members.

Cautionary Statement: This release contains forward-looking statements with respect to the financial condition, results of operations and business of Cobalt Corporation. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. Factors that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include rising health care costs, business conditions, competition in the managed care industry, developments in health care reform and other regulatory issues.

CONTACT:
Bill Zaferos, 414/226-5431
Manager
Corporate Communications